Mail Stop 3561

      July 15, 2005


Tom Lynch, President
Siouxland Ethanol, LLC
110 East Elk Street
Jackson, Nebraska  68743

      Re:	Siouxland Ethanol, LLC
      Amendment No. 2 to Registration Statement on Form SB-2
      Filed July 1, 2005
      File No. 333-123473

Dear Mr. Lynch:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.


Capitalization, page 19
1. We note your response to comment 5 in our letter dated June 9, 2005 that a certain amount of debt financing will be required to successfully complete the proposed project, and you believe the financing will be available. We do not necessarily agree that preliminary discussions with various lenders provide factual support for your pro forma presentation of debt financing. As previously requested, please provide factual support that debt financing will be available in the amounts estimated. In this regard, please disclose in a footnote to the table that a commitment has been obtained from a lender to provide financing as required for the project or revise your presentation to remove the debt from the capitalization table and indicate the estimated amounts of financing needed for the project in a footnote to the table.
2. The amounts of your estimated debt financing disclosed in the document differ in various sections, such as the estimates on pages
19, 25, 27 and 30. Please revise so that your estimates of the amount of debt financing you anticipate the project will require are consistent. Also, please disclose the basis for your estimates.

Description of Business, page 30

Project Location and Proximity to Markets, page 41
3. We note your response to comment 2 in our letter dated June 9, 2005. In the second paragraph on page 43 of your prospectus, you state that the feasibility study indicates that rail is considerably more cost effective than truck transportation to the more distant markets. The feasibility study itself does not appear to directly support that statement. Please revise or advise.

Financial Statements, page F-1
4. Please update the financial statements and other financial disclosures in your next amendment, if necessary, to include the applicable interim periods required by Item 310(b) of Regulation
S-B.

Statement of Cash Flows, page F-6
5. We reissue comment 12 in our comment letter dated June 9, 2005 relating to your presentation of interim cash flow activity. Please be aware, the period that you present interim cash flow activity in your statement of cash flows must be consistent with the interim periods reflected in your statement of operations. Therefore, please revise your presentation to provide the interim cash flow activity for the interim quarter ended March 31, 2005 in a manner consistent with your statement of operations on page F-5. Otherwise, please revise your statement of operations to reflect the interim period from the latest fiscal year end to the interim balance sheet date. See Item 310(b) of Regulation S-B.

Exhibit 23.1
6. The consent provided by your independent registered public accounting firm is not signed by that firm as required by Item
601(b)(23) of Regulation S-B. Please coordinate with your independent registered public accounting firm to include a properly signed and currently dated consent in the registration statement, as amended.

* * * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Milwood Hobbs, Staff Accountant, at (202)
551-
3241, or Donna DiSilvio, Senior Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at
(202) 551-3343, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-3720 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director


cc:	Valerie D. Bandstra, Esq.
	Brown, Winick, Graves, Gross, Baskerville & Schoenebaum,
P.L.C.
	Via Fax: (515) 283-0231
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Tom Lynch
Siouxland Ethanol, LLC
July 15, 2005
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